Rule 424(b)(3)
                                                                   No. 333-89691


                        CNL HOSPITALITY PROPERTIES, INC.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 23, 2000 and the Prospectus Supplement dated December 12, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments and as to the number and types of Properties acquired by the Company is presented as of February 2, 2001, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after February 2, 2001, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On December 6, 2000, the Company, through subsidiaries, acquired a parcel of land located in Orlando, Florida, close to SeaWorld(R) Orlando, and entered into a development services agreement with a subsidiary of the Advisor to construct a Residence Inn(R) by Marriott(R) on the Property (the "Residence Inn SeaWorld Property"). Once constructed, the Residence Inn SeaWorld Property is expected to include 350 guest rooms, 1,125 square feet of meeting space, an outdoor swimming pool, an exercise room, a spa, a sport court, a game room, sand volleyball and picnic areas. Construction is expected to be completed in the first quarter of 2002.

         On December 15, 2000, the Company acquired a SpringHill SuitesTM by Marriott(R) located in Orlando, Florida, in the community of Little Lake Bryan (the "SpringHill Suites Little Lake Bryan Property"). The SpringHill Suites Little Lake Bryan Property, which opened in December 2000, includes 400 guest suites, 750 square feet of meeting space, a poolside bar and grill, a fitness center, a children's interactive splash zone, a whirlpool, an outdoor swimming pool and a sundry shop. The Property is located at the entrance to Lake Buena Vista and is close to Orlando's entertainment attractions. Central Florida is home to eight theme parks and the Orange County Convention Center, which is one of the largest convention centers in the country.

         On December 21, 2000, the Company, through subsidiaries, acquired a 44% interest in Desert Ridge Resort Partners, LLC, a joint venture (the "Desert Ridge Joint Venture") with an affiliate of Marriott International, Inc. and a partnership in which an Affiliate of the Advisor is the general partner. The Desert Ridge Joint Venture invested in Desert Ridge Resort, LLC, a single purpose limited liability company that owns a Property in Phoenix, Arizona (the "Desert Ridge Property"). The Company made an initial capital contribution of $8.8 million of its anticipated $25 million investment in the Desert Ridge Joint Venture. The total cost of the Property (including acquisition of land, development and construction) is estimated to be approximately $298 million.

         The Desert Ridge Property will be constructed on a 400 acre site as part of a 5,700 acre master-planned development in the north Phoenix/Scottsdale, Arizona area. The Property will be operated as a Marriott Resort & Spa and is expected to include 950 guest rooms (including 85 suites), approximately 77,000 square feet of meeting and banquet facilities, a full service health spa, eating and beverage facilities that seat 947 people, two 18-hole golf courses and eight tennis courts. The Desert Ridge Property is currently anticipated to open to the public in January 2003.

         In addition, on December 22, 2000, the Company, through subsidiaries, acquired a parcel of land located in Weston, Florida and entered into a development services agreement with a subsidiary of the Advisor to construct a Courtyard(R) by Marriott(R) on the Property (the "Courtyard Weston Property"). Once constructed, the Courtyard Weston is expected to include 174 guest rooms, two meeting rooms and two conference room suites, an outdoor swimming pool, an exercise room , a spa, a 76-seat restaurant and a lounge/library/bar area. Construction is expected to be completed in the first quarter of 2002.




February 16, 2001                                  Prospectus Dated May 23, 2000

         On February 2, 2001, the Company acquired a Courtyard by Marriott located in Overland Park, Kansas (the "Overland Park Property") and a SpringHill Suites by Marriott located in Raleigh, North Carolina (the "Raleigh Property"). The Overland Park Property, which opened in October 2000, includes 168 guest rooms, three meeting rooms with approximately 1,450 square feet of space, an indoor pool and spa, an exercise room and a restaurant and lounge, and is 15 miles south of Kansas City. The Raleigh Property, which opened in December 2000, includes 120 guest suites, an indoor pool and spa, an exercise room, a breakfast area, a business center and a 350 square-foot board room, and is located in central North Carolina. Research Triangle Park (the "Park") is located approximately three miles west of the Raleigh Property. The 7,000 acre park is home to 136 organizations and over 43,000 full-time employees enter the Park each day. Recognized internationally as a center for research and development, the Park is named for the Triangle formed by three universities in the area:
Duke University at Durham, the University of North Carolina at Chapel Hill, and North Carolina State University in Raleigh.

         As of February 2, 2001, the Company owned interests in 31 Properties, including three Properties on which hotels are being constructed. In addition, the Company has commitments to acquire an additional two properties. All of the Properties owned by the Company are or will be leased on a long-term, triple-net basis and the hotels are all, or in the case of the hotels under construction will be, operated as national hotel chains.

         On January 1 and February 1, 2001, the Board of Directors declared distributions of $0.06354 per Share to stockholders of record on January 1 and February 1, 2001, respectively, representing an annualized distribution rate of 7.625%.


                                  THE OFFERING

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in gross proceeds, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced the 1999 Offering of up to 27,500,000 Shares. On September 14, 2000, the 1999 Offering closed upon receipt of subscriptions totalling approximately $275,000,000. Following completion of the 1999 Offering, the Company commenced this offering of up to 45,000,000 Shares. As of February 2, 2001, the Company had received aggregate subscriptions for 50,970,370 Shares totalling $509,703,705 in gross proceeds, including 174,017 Shares ($1,740,170) issued pursuant to the Reinvestment Plan from its Initial Offering, the 1999 Offering and this offering. As of February 2, 2001, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, marketing support and due diligence expense reimbursement fees and organizational and offering expenses, totalled approximately $450,800,000. As of February 2, 2001, the Company had invested, directly or indirectly, approximately $382,800,000 of net offering proceeds and $87,642,000 in loan proceeds, described below in "Business -- Borrowing" and in the Prospectus Supplement dated December 12, 2000 under the heading "Business -- Borrowing," in 31 hotel Properties, including three Properties on which hotels are being constructed. In addition, as of February 2, 2001, the Company had used net offering proceeds to redeem 277,904 Shares of Common Stock for $2,574,066 and to pay approximately $29,300,000 in acquisition fees and certain acquisition expenses, leaving approximately $36,100,000 available to invest in Properties and Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Residence Inn by Marriott located in Orlando, Florida. On December 6, 2000, CNL Hotel RI-Orlando Ltd., a Florida limited partnership that is an indirect, wholly owned subsidiary of the Company, acquired a parcel of land located in Orlando, Florida, close to SeaWorld(R) Orlando, and entered into a development services agreement to construct a Residence Inn by Marriott on the Property (the "Residence Inn SeaWorld Property"). In this section, the term "Company" includes CNL Hotel RI-Orlando Ltd. The Company acquired the land for $3,400,000 from Marriott Vacation Club, Inc. The Company anticipates that the cost of development of the Residence Inn SeaWorld Property will be approximately $35,100,000. The Property is leased to a subsidiary of the Company which will make an election after January 1, 2001 to be treated as a taxable REIT subsidiary under the Code and will be managed by Marriott International, Inc. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o The initial term of the lease is five years from the date the Property opens to the public. At the end of the initial lease term, the tenant will have seven consecutive renewal options of five years each.

o Commencing the date that the Property opens to the public, the tenant will pay the greater of an annual minimum rent of approximately $4,042,500 during such time as the liquidity facility provided by the manager is available (or $2,310,000 thereafter) or a percentage of gross revenues of the Property for the applicable year, such percentage rent to be set at the time the Property begins operations.

o Marriott International, Inc. will enter into a liquidity facility agreement with the tenant in which Marriott International, Inc. will advance and loan to the tenant any amounts needed to pay minimum rent under the lease. The agreement will terminate on the earlier of the end of the third lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the liquidity facility will be $3,850,000.

o Management fees payable to Marriott International, Inc. for operation of the Residence Inn SeaWorld Property are subordinated to minimum rents due to the Company.

o The tenant will establish an FF&E Reserve. Deposits to the FF&E Reserve will be made every four weeks as follows: 2% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

         The federal income tax basis of the depreciable portion of the Residence Inn SeaWorld Property once construction is completed is estimated to be approximately $33.8 million.

         In  connection  with the  acquisition  of the  Residence  Inn  SeaWorld
Property, CNL Hotel Development Company, a subsidiary of the Advisor, has entered into a development services agreement with CNL Hotel RI-Orlando Ltd. As the developer of the Property, CNL Hotel Development Company will have financial and administrative control over the project and will act as CNL Hotel RI-Orlando Ltd.'s agent in negotiations with architects, engineers and other service providers to the project, as well as in dealings with governmental authorities to obtain necessary permits and approvals. As compensation for its services under this agreement, CNL Hotel Development Company will receive a Development Fee, which has been approved by the Board of Directors, equal to four percent of the cost of development of the Property with incentive provisions that would permit CNL Hotel Development Company to receive up to an additional one percent if certain construction cost savings are achieved.

         On December 6, 2000, the Company entered into a revolving construction line of credit with a bank to be used by the Company to fund the land acquisition and the development of the Residence Inn SeaWorld Property and the Courtyard Weston Property, described below. The construction line of credit provides that the Company will be able to receive advances of up to $55,000,000 until November 8, 2003. Interest expense on each advance will be payable monthly, with all unpaid interest and principal due no later than three years from the date of the advance. Advances under the construction line of credit will bear interest at a rate per annum equal to 275 basis points above LIBOR. The loan will be secured by mortgages on the Residence Inn Buckhead (Lenox
Park), the Residence Inn Gwinnett Place, the Residence Inn SeaWorld and the Courtyard Weston Properties. In connection with the construction line of credit, the Company incurred a commitment fee, legal fees and closing costs of $275,000. As of February 2, 2001, the Company had obtained four advances totalling $10,379,558 relating to the construction line of credit.

         The Residence Inn SeaWorld Property, which is scheduled to open in the first quarter of 2002, is located in Orlando, Florida. Once constructed, the Residence Inn SeaWorld Property is expected to include 350 guest rooms, 1,125 square feet of meeting space, an outdoor swimming pool, an exercise room, a spa, a sport court, a game room, sand volleyball and picnic areas. In addition to the Company's Courtyard Little Lake Bryan, Fairfield Inn Little

Lake Bryan and SpringHill Suites Little Lake Bryan Properties, other lodging facilities located in proximity to the Residence Inn SeaWorld Property include a Sheraton World Resort, a Doubletree Guest Suites and a Homewood Suites. In addition, there are currently over seven hotels under construction in this area.

         SpringHill Suites Little Lake Bryan Property. On December 15, 2000, the Company acquired a SpringHill Suites by Marriott located in Orlando, Florida, in the community of Little Lake Bryan (the "SpringHill Suites Little Lake Bryan Property") for $36,779,320 from Marriott International, Inc. The Company, as lessor, has entered into a long-term lease agreement relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial term of the lease is approximately 15 years.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o        The lease requires minimum rent payments of $3,861,829 per year.

o In addition to minimum rent, for each lease year after the second lease year, the lease requires percentage rent equal to seven percent of room revenues in excess of room revenues for the second lease year.

o A security deposit equal to $1,131,671 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant has established an FF&E Reserve. Deposits to the FF&E Reserve are made every four weeks as follows: 4% of gross receipts for the first lease year; 5% of gross receipts for the second lease year; and 6% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has guaranteed the tenant's obligation to pay minimum rent under the lease. The guarantee terminates on the earlier of the end of the third lease year or at such time as the net operating income from the hotel exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The aggregate maximum amount of the guarantee was $6,755,700. Upon acquisition of the SpringHill Suites Little Lake Bryan Property on December 15, 2000, the maximum amount of the guarantee increased to $10,500,000 and the guarantee covers minimum rent payments for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties. The Courtyard Little Lake Bryan and the Fairfield Inn Little Lake Bryan Properties are described in the Prospectus Supplement dated December 12, 2000, under the heading "Business-- Property Acquisitions." Net operating income from these three Properties will be pooled in determining whether the three
         Properties' aggregate net operating income exceeds the aggregate minimum rent due under the leases by 25%.

o In addition, the leases for these three Properties contain cross-default terms with respect to the leases for the Pooled Properties, meaning that if the tenant to any of these three Properties or the Pooled Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to these three Properties and the Pooled Properties, regardless of whether the tenant of any such Property is in default under its lease.

         The estimated federal income tax basis of the depreciable portion of the SpringHill Suites Little Lake Bryan Property is approximately $31.3 million.

         On December 6, 2000, the Company obtained a loan from a bank to be used by the Company to finance the acquisition of three hotel Properties. The loan provides that the Company will be able to borrow up to $50,000,000 which will be secured by the three applicable Properties. Borrowings under the loan will bear interest at a fixed rate of 8.335% per annum. Interest expense will be payable monthly, with all unpaid interest and principal due no later than seven years from the date of the loan. In connection with the loan, the Company incurred loan fees of $300,000. As of February 2, 2001, the Company had borrowed $50,000,000 which was used to refinance a portion of the purchase of the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties.

         The SpringHill Suites Little Lake Bryan Property, which opened in December 2000, has 400 guest suites, 750 square feet of meeting space, a poolside bar and grill, a fitness center, a children's interactive splash zone, a whirlpool, an outdoor swimming pool and a sundry shop. The Property is located at the entrance to Lake Buena Vista and is close to Orlando's entertainment attractions. Central Florida is home to eight theme parks and the Orange County Convention Center, which is one of the largest convention centers in the country. In addition to the Company's Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and Residence Inn SeaWorld Properties, other lodging facilities located in proximity to the SpringHill Suites Little Lake Bryan Property include a Doubletree Guest Suites, a Homewood Suites and a Sheraton World Resort. In addition, there are currently over seven hotels under construction in this area.

         Desert Ridge Marriott Resort & Spa located in Phoenix, Arizona. On December 21, 2000, the Company, through subsidiaries, acquired a 44% interest in Desert Ridge Resort Partners, LLC, a joint venture (the "Desert Ridge Joint Venture") with an affiliate of Marriott International, Inc. and a partnership in which an Affiliate of the Advisor is the general partner. The Desert Ridge Joint Venture invested in Desert Ridge Resort, LLC, a single purpose limited liability company (the "Resort Owner") that owns the proposed Desert Ridge Marriott Resort & Spa in Phoenix, Arizona. (the "Desert Ridge Property"). The Company made an initial capital contribution of $8.8 million of its anticipated $25 million investment in the Desert Ridge Joint Venture. The total cost of the Desert Ridge Property (including acquisition of land, development and construction) is estimated to be approximately $298 million. In December 2000, the Resort Owner obtained permanent financing from a third party lender for $179 million, secured by a mortgage on the Desert Ridge Property. The notes will have a term of seven years with interest expense payable quarterly in arrears commencing on March 2, 2001. Interest with respect to $109 million of the notes will be payable at a rate of 7.90% per annum, while interest with respect to $70 million of the notes will be payable at a floating rate equal to 185 basis points above three-month LIBOR. The blended interest rate on the aggregate principal amount of the $179 million notes, including interest rate swap costs and premiums for the debt service insurance policy, will be 9.48% per annum. All unpaid interest and principal will be due at maturity. In connection with the issuance of the notes, the Resort Owner incurred fees of $5,370,000. In addition, an affiliate of Marriott International, Inc. will provide financing for an additional 19% of the costs to the Desert Ridge Joint Venture, secured by pledges of the co-venturers' equity contributions to the Desert Ridge Joint Venture.

         In connection with the development of the Desert Ridge Property, the Company anticipates that the Resort Owner will pay Development Fees, which have been approved by the Board of Directors, to a wholly owned subsidiary of the Advisor that will act, along with an affiliate of Marriott International, Inc., as co-developer of the Property. The Development Fees to the Affiliate of the Advisor are anticipated to equal approximately 1.8% of the total project costs for the purchase and development of the Property, and will be borne by the co-venturers in proportion to their ownership interest in the Desert Ridge Joint Venture. The Property will be leased to a subsidiary of the Desert Ridge Joint Venture (which will also be an indirect subsidiary of the Company and will make an election after January 1, 2001 to be treated as a taxable REIT subsidiary under the Code) and will be managed by Marriott International, Inc. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o The initial term of the lease is five years from the date the Property opens to the public. At the end of the initial lease term, the tenant will have five consecutive renewal options of five years each.

o Commencing on December 21, 2000 and ending on the day before the Property opens to the public, the tenant will pay 12% of gross revenues up to and including $2,000,000 derived from the Wildfire golf course located on the Desert Ridge Property and 18% of any gross revenues exceeding $2,000,000 as rent, calculated for each calendar quarter.

o Commencing the date that the Property opens to the public, the tenant will pay the greater of an annual minimum rent of approximately $17,600,000 or a percentage of gross revenues of the Property for the applicable year, such percentage rent to be set at the time the Property begins operations.

o Management fees payable to Marriott International, Inc. for operation of the Desert Ridge Property are subordinated to minimum rents due to the Resort Owner.

o The tenant will establish an FF&E Reserve. Deposits to the FF&E Reserve will be made every four weeks as follows: 1.5% of gross receipts for the first lease year; 2.5% of gross receipts for the second lease year; 3.5% of gross receipts for the third through fifth lease year; and 4.5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Resort Owner as additional rent.

         The federal income tax basis of the depreciable portion of the Desert Ridge Property once construction is completed is estimated to be approximately $257.8 million.

         The Desert Ridge Property will be constructed on a 400 acre site as part of a 5,700 acre master-planned development in the north Phoenix/Scottsdale, Arizona area. The Property will be operated as a Marriott Resort & Spa and is expected to include 950 guest rooms (including 85 suites), approximately 77,000 square feet of meeting and banquet facilities, a full service health spa, eating and beverage facilities that seat 947 people, two 18-hole golf courses and 8 tennis courts. The Desert Ridge Property is currently anticipated to open to the public in January 2003.

         Courtyard by Marriott located in Weston, Florida. On December 22, 2000, CNL Hotel C-Orlando Ltd., a Florida limited partnership that is an indirect, wholly owned subsidiary of the Company, acquired a parcel of land located in Weston, Florida and entered into a development services agreement to construct a Courtyard by Marriott on the Property (the "Courtyard Weston Property"). In this section, the term "Company" includes CNL Hotel C-Orlando Ltd. The Company acquired the land for $1,742,000 from Marriott International, Inc. The Company anticipates that the cost of development of the Courtyard Weston Property will be approximately $15,300,000. The Property is leased to a subsidiary of the Company which will make an election after January 1, 2001 to be treated as a taxable REIT subsidiary under the Code and will be managed by Marriott International, Inc. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o The initial term of the lease is five years from the date the Property opens to the public. At the end of the initial lease term, the tenant will have five consecutive renewal options of seven years each.

o Commencing the date that the Property opens to the public, the tenant will pay the greater of an annual minimum rent of approximately $1,785,000 during such time as the liquidity facility provided by the manager is available (or $1,200,000 thereafter) or a percentage of gross revenues of the Property for the applicable year, such percentage rent to be set at the time the Property begins operations.

o Marriott International, Inc. will enter into a liquidity facility agreement with the tenant in which Marriott International, Inc. will advance and loan to the tenant any amounts needed to pay minimum rent under the lease. The agreement will terminate on the earlier of the end of the third lease year or at such time as the net operating income from the Property exceeds minimum rent due under the lease by 25% for any trailing 12-month period. The maximum amount of the liquidity facility will be $1,650,000.

o Management fees payable to Marriott International, Inc. for operation of the Courtyard Weston Property are subordinated to minimum rents due to the Company.

o The tenant will establish an FF&E Reserve. Deposits to the FF&E Reserve will be made every four weeks as follows: 2% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

         The federal income tax basis of the depreciable portion of the Courtyard Weston Property once construction is completed is estimated to be approximately $15 million.

         In connection with the acquisition of the Courtyard Weston Property, CNL Hotel Development Company, a subsidiary of the Advisor, has entered into a development services agreement with CNL Hotel C-Orlando Ltd. As the developer of the Property, CNL Hotel Development Company will have financial and administrative control over the project and will act as CNL Hotel C-Orlando Ltd.'s agent in negotiations with architects, engineers and other service providers to the project, as well as in dealings with governmental authorities to obtain necessary permits and approvals. As compensation for its services under this agreement, CNL Hotel Development Company will receive a Development Fee, which has been approved by the Board of Directors, equal to four percent of the cost of development of the Courtyard Weston Property with incentive provisions that would permit CNL Hotel Development Company to receive up to an additional one percent if certain construction cost savings are achieved.

         The Company has entered into a revolving construction line of credit relating to the Courtyard Weston Property as described above relating to the Residence Inn SeaWorld Property.

         The Courtyard Weston Property, which is scheduled to open in the first quarter of 2002, is located in Weston, Florida. Once constructed, the Courtyard Weston is expected to include 174 guest rooms, two meeting rooms and two conference room suites, an outdoor swimming pool, an exercise room , a spa, a 76-seat restaurant and a lounge/library/bar area. There are currently no other lodging facilities located in proximity to the Courtyard Weston Property; however, three other hotel properties are planned and are expected to begin construction soon.

Western International Portfolio.

         The following information updates and replaces the last paragraph beginning on page 3 of the Prospectus Supplement dated December 12, 2000.

         In return for their respective investments, Five Arrows received a 51% common stock interest and the Company received a 49% common stock interest in Hotel Investors. Five Arrows received 48,337 shares of Hotel Investors' 8% Class A cumulative, preferred stock ("Class A Preferred Stock"), and the Company received 37,979 shares of Hotel Investors' 9.76% Class B cumulative, preferred stock ("Class B Preferred Stock"). In October 2000, Five Arrows, the Company and Hotel Investors entered into an agreement under which Hotel Investors agreed to redeem 2,104 shares of Class A Preferred Stock and an equivalent number of shares of common stock of Hotel Investors held by Five Arrows for $2,104,000. In addition, the Company purchased 7,563 shares of both Class A Preferred Stock and common stock of Hotel Investors from Five Arrows for $11,395,000. Hotel Investors agreed to redeem 1,653 shares of Class B Preferred Stock and an aggregate of 10,115 shares of common stock of Hotel Investors held by the
Company for $1,653,000. Five Arrows' remaining 38,670 shares of Class A Preferred Stock and the Company's 7,563 shares of Class A Preferred Stock were exchanged for an equivalent number of shares of Class E Preferred Stock, par value $0.01 ("Class E Preferred Stock"), of Hotel Investors. Upon the consummation of this transaction, the Company owned an interest of approximately 53% and Five Arrows owned an interest of approximately 47%, in the common stock of Hotel Investors. Pursuant to this agreement, the Company repurchased 65,285 Shares held by Five Arrows for an aggregate price of $620,207. Additionally, Five Arrows granted the Company the following options: (1) on or before January 31, 2001, the Company had the option to purchase 7,250 shares of Class E Preferred Stock and an equal number of shares of common stock of Hotel Investors held by Five Arrows for $1,000 per pair of Class E Preferred Stock and common stock of Hotel Investors, and (2) provided that the Company purchased all of the shares under the first option, the Company had the option, until June 30, 2001, to purchase 7,251 shares of Class E Preferred Stock and an equal number of shares of common stock of Hotel Investors for $1,000 for each pair. If the Company elected not to purchase the remaining shares under the first and/or second options, Five Arrows would have had the right, at certain defined dates, to exchange its shares in Hotel Investors for Common Stock of the Company at an exchange rate of 157.000609 Shares of the Company's Common Stock for each share of Class E Preferred Stock, subject to adjustment in the event of stock dividends, stock splits and certain other corporate actions by the Company. On December 22, 2000, the Company exercised the two options described above and as a result, the Company now owns an interest of approximately 71% and Five Arrows owns an interest of approximately 29%, in the common stock of Hotel Investors.

         Courtyard by Marriott located in Overland Park, Kansas and SpringHill Suites by Marriott located in Raleigh, North Carolina. On February 2, 2001, the Company acquired two hotel Properties. The Properties are a Courtyard by Marriott located in Overland Park, Kansas (the "Overland Park Property") and a SpringHill Suites by Marriott located in Raleigh, North Carolina (the "Raleigh Property").

         The Company acquired the Overland Park Property for $15,790,000 from Courtyard Management Corporation and the Raleigh Property for $8,822,000 from SpringHill SMC Corporation. In connection with the purchase of the two Properties, the Company, as lessor, entered into two separate, long-term lease agreements. The tenant of the Properties is the same unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the leases are as follows:

o        The initial term of each lease expires in approximately 15 years.

o At the end of the initial term of each lease, the tenant will have two consecutive renewal options of ten years each.

o The leases require minimum rent payments of $1,579,000 per year for the Overland Park Property and $882,200 per year for the Raleigh Property.

o In addition to minimum rent, for each lease year after the second lease year, the lease requires percentage rent equal to seven percent of room revenues in excess of room revenues for the second lease year.

o A security deposit equal to $789,500 for the Overland Park Property and $441,100 for the Raleigh Property has been retained by the Company as security for the tenant's obligations under the leases.

o The tenant of the two Properties has established an FF&E Reserve for each Property. Deposits to the FF&E Reserve are made every four weeks as follows: (i) for the Overland Park Property, 3% of gross receipts for the first lease year; 4% of gross receipts for the second lease year; and 5% of gross receipts every lease year thereafter and (ii) for the Raleigh Property, 4% of gross receipts for the first lease year and 5% of gross receipts every lease year thereafter. Funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve shall be paid, granted and assigned to the Company as additional rent.

o Marriott International, Inc. has entered into a liquidity facility agreement with the tenant in which Marriott International, Inc. has agreed to advance and loan to the tenant any amounts needed to pay minimum rent under the leases. The agreement terminates on the earlier of the end of the fourth lease year or at such time as the net operating income from the Properties exceeds minimum rent due under the leases by 25% for any trailing 12-month period. The maximum amount of the liquidity facility is $7,698,300. Upon acquisition of the two SpringHill Suites by Marriott Properties located in Centreville, Virginia and Charlotte, North Carolina, as described in "Business-- Pending Investments," the maximum amount of the liquidity facility will increase to $10,017,000 and the agreement will cover minimum rent payments for the pending investments listed above, the Alpharetta, Cottonwood, Mt. Laurel, Scarborough and Tewksbury Properties described in the Prospectus Supplement dated December 12, 2000 under the heading "Business-- Property Acquisitions," in addition to these two Properties. From such time, net operating income from all nine properties will be pooled in determining whether the Properties' aggregate net operating income exceeds the aggregate minimum rent due under the lease by 25%. The tenant has assigned its rights to receive advances under the liquidity facility agreement to the lessor.

o In addition, the leases for the Overland Park and Raleigh Properties contain cross-default terms with respect to the leases for the Alpharetta, Cottonwood, Mt. Laurel, Scarborough and Tewksbury Properties, as described in the Prospectus Supplement dated December 12, 2000, under the heading "Business -- Property Acquisitions." This means that if the tenant to any of these Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all of these Properties, regardless of whether the tenant of any such Property is under default under its lease.

         The estimated federal income tax basis of the depreciable portion of the Overland Park Property and the Raleigh Property is approximately $13.4 million and $7.5 million, respectively.

         The  Overland  Park  Property,  which  opened  in  October  2000,  is a
Courtyard by Marriott located in Overland Park, Kansas. The Overland Park Property includes 168 guest rooms, three meeting rooms with approximately 1,450 square feet of space, an indoor pool and spa, an exercise room and a restaurant and lounge. The Property is located approximately 15 miles south of Kansas City. Other lodging facilities located in proximity to the Overland Park Property include an Embassy Suites, a Hampton Inn, a Homewood Suites, a Marriott and a Wyndham.

         The Raleigh Property, which opened in December 2000, is a SpringHill Suites by Marriott located in Raleigh, North Carolina. The Raleigh Property includes 120 guest suites, an indoor pool and spa, an exercise room, a breakfast area, a business center and a 350 square-foot board room, and is located in central North Carolina. Research Triangle Park (the "Park") is located approximately three miles west of the Raleigh Property. The 7,000 acre park is home to 136 organizations and over 43,000 full-time employees enter the Park each day. Recognized internationally as a center for research and development, the Park is named for the Triangle formed by three universities in the area:
Duke University at Durham, the University of North Carolina at Chapel Hill, and North Carolina State University in Raleigh. Other lodging facilities located in proximity to the Raleigh Property include a Courtyard by Marriott, a Fairfield Inn by Marriott, a Hilton Garden Inn, a La Quinta, a Marriott, a Wingate Inn and a Wyndham Garden Hotel.

         The average occupancy rate, the average daily room rate and the revenue per available room for the periods the hotels have been operational are as follows:

                                                                                                  Revenue
                                                                  Average         Average           per
                                                                 Occupancy         Daily         Available
         Property               Location            Year            Rate         Room Rate         Room
----------------------     -------------------    ----------    -------------   -------------   ------------

Overland Park Property     Overland Park, KS          *2000        37.30%         $  96.09        $35.84
                                                     **2001        42.20%           106.53         49.96

Raleigh Property           Raleigh, NC                *2000        17.80%         $ 89.82         $15.99
                                                     **2001        64.00%           87.03          55.70

* Data for the Overland Park Property represents the period October 9, 2000 through December 31, 2000 and data for the Raleigh Property represents the period December 4, 2000 through December 31, 2000.
**       Data for 2001 represents the period January 1, 2001 through January 26,
         2001.

         The Company believes that the results achieved by the Properties, as shown in the table above, may or may not be indicative of their long-term operating potential, as the Properties had only been open since October and December 2000, respectively.

PENDING INVESTMENTS

         As of February 2, 2001, the Company had initial commitments to acquire two additional hotel properties. The two properties are two SpringHill Suites by Marriott hotels (one in each of Centreville, Virginia and Charlotte, North Carolina). The acquisition of each of these properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the two properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                                 Estimated      Lease Term and     Minimum Annual
Property                       Purchase Price   Renewal Options        Rent                          Percentage Rent
--------                       --------------  ---------------   ------------------                  ---------------

SpringHill Suites by Marriott   $11,414,000     15 years; two     10% of the Company's total  for each lease year after the second
Centreville, VA (1)                             ten-year renewal  cost to purchase the        lease year, 7% of revenues in excess
(the "SpringHill Suites                         options           property                    of revenues for the second lease year
Centreville Property")
Hotel under construction

SpringHill Suites by Marriott   $11,773,000     15 years; two     10% of the Company's total  for each lease year after the second
Charlotte, NC (1)                               ten-year renewal  cost to purchase the        lease year, 7% of revenues in excess
(the "SpringHill Suites                         options           property                    of revenues for the second lease year
Charlotte Property")
Hotel under construction




FOOTNOTES:

(1)      The leases for the  SpringHill  Suites  Centreville  and the SpringHill
         Suites   Charlotte   Properties  are  expected  to  be  with  the  same
         unaffiliated lessee.

BORROWING

         On December 6, 2000, the Company obtained a loan from a bank to be used by the Company to finance the acquisition of three hotel Properties. The loan provides that the Company will be able to borrow up to $50,000,000 which will be secured by the three applicable Properties. Borrowings under the loan will bear interest at a fixed rate of 8.335% per annum. Interest expense will be payable monthly, with all unpaid interest and principal due no later than seven years from the date of the loan. In connection with the loan, the Company incurred loan fees of $300,000. As of February 2, 2001, the Company had borrowed $50,000,000 which was used to refinance a portion of the purchase of the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties. The Courtyard Little Lake Bryan and the Fairfield Inn Little Lake Bryan Properties are described in the Prospectus Supplement dated December 12, 2000 under the heading "Business -- Property Acquisitions" and the SpringHill Suites Little Lake Bryan Property is described above in "Business -- Property Acquisitions."

         In addition, on December 6, 2000, the Company entered into a revolving construction line of credit with a bank to be used by the Company to fund the land acquisition and the development of the Residence Inn SeaWorld and Courtyard Weston Properties. The construction line of credit provides that the Company will be able to receive advances of up to $55,000,000 until November 8, 2003. Interest expense on each advance will be payable monthly, with all unpaid interest and principal due no later than three years from the date of the advance. Advances under the construction line of credit will bear interest at a rate per annum equal to 275 basis points above LIBOR. The loan will be secured by mortgages on the Residence Inn Buckhead (Lenox Park), the Residence Inn Gwinnett Place, the Residence Inn SeaWorld and the Courtyard Weston Properties. In connection with the construction line of credit, the Company incurred a commitment fee, legal fees and closing costs of $275,000. As of February 2, 2001, the Company had obtained four advances totalling $10,379,558 relating to the construction line of credit. The proceeds were used in connection with the land acquisitions described above in "Business -- Property Acquisitions."